Exhibit 4.1

Quotient Limited Certificate number for Shares issued to of Entered in Register of Members Folio: Dated The Companies (Jersey) Law, 1991 No. of Certificate No. of Shares Quotient Limited THIS IS TO CERTIFY that of Is the Registered Proprietor of Shares of each in the above-named Company, Subject to the Memorandum and Articles of Association of the Company. GIVEN under the Common Seal of the said Company, the Day of Director Director Secretary